Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following slides were used in connection with a presentation to employees on October 10, 2014:

Rajiv De Silva President and Chief Executive Officer Endo Town Hall Fall 2014 ©2014 Endo Pharmaceuticals Inc. All rights reserved.

Additional Information
ADDITIONAL INFORMATION
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc ("Endo") and Auxilium Pharmaceuticals, Inc. ("Auxilium").  In furtherance of this proposed transaction, Endo and Auxilium intend to file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission ("SEC"). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS
FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
The definitive proxy statement (when available) will be mailed to stockholders of Auxilium.  Investors and security holders will be able to obtain free copies of these documents
(when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.
CERTAIN INFORMATION REGARDING PARTICIPANTS
Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo's directors and executive officers in Endo Health Solutions Inc.'s ("EHSI") Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo's proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium's directors and executive officers in Auxilium's Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium's proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.
All trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of their respective owners. XIAFLEX
®
, Testim
®
, TESTOPEL
®
,
STENDRA
®
,  edex
®
, Osbon
®
ErecAid
®
, STRIANT
®
, Theo24
®
, Semprex
®
-D, dilatrate
®
-SR and robaxin
®
and the related logos are the property of Auxilium. All other trademarks, service marks, trade names, product names and logos appearing in this presentation are the property of Endo
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Forward-Looking Statements
©2014 Endo Pharmaceuticals Inc. All rights reserved.
•
the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals)
•
the risk that a condition to closing contemplated by the merger agreement may not be satisfied or waived;
•
the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo's operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies;
•
the effects of the business combination of Endo and Auxilium, including the combined company's future financial condition, operating results, strategy and plans;
•
Endo'sabilityto achievesignificant upside potential forshareholders byaccelerating the growth of XIAFLEX® and other products?
of the resultantcombined company;
•
Endo's ability to sustain and grow revenues and cash flow from operations in its markets and to maintain and grow its customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
•
the impact of competition from other market participants;
•
the development and commercialization of new products;
•
the effects of governmental regulation on our business or potential business combination transaction;
•
the availability and access, in general, of funds to meet Endo's debt obligations prior to or when they become due and to fund its operations and necessary capital expenditures, either through (i)
cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;  and
•
Endo's ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-
default provisions.
All forward-looking statements attributable to Endo or Auxilium or any person acting on either of their behalf are expressly qualified in their entirety by this cautionary statement.  These forward-
looking statements speak only as of the date hereof.  Neither Endo nor Auxilium assumes any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.
This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regardingthe proposed transaction, the financing of the proposed transaction, Endo's and Auxilium's expected future performance (including expected results of operations and financial guidance), and the combined company's future financial condition, operating results, strategy and plans.  Statements including words such as
"believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may," "look forward," "intend," "guidance," "future" or similar expressions are forward-looking statements. Because these statements reflect Endo's and Auxilium's current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo and Auxilium believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for ElectronicDocument Analysisand Retrieval ("SEDAR"), and by Auxilium with the SEC, including under thecaption "Risk Factors" in EHSI's Form 10-K and Endo's Form 10-Q and Form 8-K filings, and in Auxilium's 10K, 10-Q and 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical resultsinclude, butare not limited to:

Our Journey to Date
Restructured for efficiency and strengthened the organization
Increased focus on core businesses to maximize organic growth potential
Divested HealthTronics due to limited fit with company strategy
Transformational transaction with Paladin Labs resulting in re-domicile to
Ireland establishing a flexible international corporate structure
Successfully completed and integrated multiple value creating acquisitions
Advanced the pipeline across all businesses
Met or exceeded all financial targets to date

©2014 Endo Pharmaceuticals Inc. All rights reserved.

Aligns with Endo’s strategy of pursuing accretive, value creating growth opportunities
Enhances Endo's branded pharmaceutical business with the addition of Auxilium's leading men's healthcare products and development portfolio
Accelerates growth of and maximizes value of Auxilium’s products by leveraging strengths of combined company
Enhance the long term organic growth for combined branded pharmaceutical business
Expand R&D capabilities and development programs
Generates significant synergy opportunities in addition to Auxilium’s announced restructuring
Creates company with enhanced financial flexibility, proven M&A platform and established corporate structure

The Next Step: A Compelling Combination
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Auxilium Snapshot
Specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences
Emerging leader in men's healthcare and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas
Broad range of first- and second-line products across multiple indications with strong R&D capabilities and pipeline
Portfolio of FDA-approved products in the urology, orthopedics and other areas in the U.S., and in select international markets
Ticker: NASDAQ   “AUXL”
Headquarters: Chesterbrook, Pennsylvania
Founded: 1999
Headcount: ~480 employees
(1) – Reported Total Net Revenues  for  the 12-month period ended June 30, 2014
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Endo executing strategic plan to enhance shareholder value
Meeting or exceeding financial targets
Maximizing the growth potential of core businesses
Continued investment in de-risked R&D
Lean and efficient operating model
Pursuing accretive value creating M&A that delivers compelling financial returns and future organic growth options
Value creating combination
Addition of Auxilium’s XIAFLEX®, STENDRA® and other products complement Endo’s branded pharmaceuticals portfolio
Opportunity for XIAFLEX® in potential new indications supports long-term organic growth
Combined company will have broad range of therapeutic options in men’s health
Enhanced operating efficiencies
Combination Aligns with Endo’s Strategic Direction
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Auxilium’s FDA-approved products in urology, orthopedics, and other areas are natural complements to men’s health and pain products in Endo’s branded pharmaceuticals portfolio
Endo expects to optimize Auxilium’s portfolio of products by leveraging scale, competencies and resources
Drive increased adoption and continued strong performance for Auxilium’s XIAFLEX® and
STENDRA®
Support development of XIAFLEX® for potential new indications
Optimize Auxilium’s broader portfolio
Combined company will be well positioned to drive organic growth for branded pharmaceuticals business

Accelerating Organic Growth
©2014 Endo Pharmaceuticals Inc. All rights reserved.

Select Highlights of Complementary Product Portfolio Men’s Health / Urology Orthopedics / Pain Other Specialty 9 ©2014 Endo Pharmaceuticals Inc. All rights reserved.